Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

August 11, 2005

Item 3  News Release

A press release was issued on August 11, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire

Item 4  Summary of Material Change

On August 11, 2005, the Company announced that it has resumed shipments of the Royal Building System globally, with the exception of the United States. On July 28th the Company issued a news release stating that recent testing of the Royal Building System identified potential technical compliance issues with US Building Codes smoke development standards. The Company advised today that it would continue to follow the Canadian Building Code with respect to the resumption of shipments in Canada. For international locations Royal Group will apply Canadian Building Code guidelines, as well as local building code requirements. Due to the unique test requirements of the US Building Codes, the Company will maintain its current policy not to ship projects into the US market and international locations applying those standards, other than qualified utility applications.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Mark Badger,
Vice President, marketing and Corporate Communications
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

August 15, 2005

SCHEDULE “A”

Royal Group resumes shipments of Royal Building System globally, with exception of USA

TORONTO, Aug. 11 /CNW/ - Royal Group Technologies Limited (RYG-TSX; RYG-NYSE) today announced that it has resumed shipments of the Royal Building System globally, with the exception of the United States. On July 28th Royal Group issued a news release stating that recent testing of the Royal Building System identified potential technical compliance issues with US Building Codes smoke development standards. The Company advised today that it would continue to follow the Canadian Building Code with respect to the resumption of shipments in Canada. For international locations Royal Group will apply Canadian Building Code guidelines, as well as local building code requirements. Due to the unique test requirements of the US Building Codes, Royal Group will maintain its current policy not to ship projects into the US market and international locations applying those standards, other than qualified utility applications.

"Our policy going forward is to conduct our international business in conformance with the Canadian Building Code and the foreign country's building code. The Canadian Building Code is generally respected and widely adopted internationally, giving us assurance that resuming certain shipments of the System is appropriate. The Royal Building System product was specifically reviewed for its fire safety characteristics under a master format application process and certification review since its introduction in Canada," confirmed Lawrence J. Blanford, Royal Group's President and Chief Executive Officer.

Royal Group Technologies Limited is a manufacturer of innovative, polymer-based home improvement, consumer and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate and transportation services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe and Asia.

Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; the outcome of the ongoing assessment and review of the Royal Building System's compliance with the smoke generated elements of the US building code and the safety of buildings constructed with the Royal Building

System; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of August 11, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: contact: Mark Badger, Vice President, Marketing and Corporate Communications, Phone: (905) 264-0701, Fax: (905) 264-0702